EXHIBIT 4.6

THIS PROMISSORY NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.

THIS PROMISSORY NOTE IS SUBJECT TO THE TERMS OF A SUBORDINATION AGREEMENT OF EVEN DATE HEREWITH BY AND AMONG SILICON VALLEY BANK, THE HOLDER AND CERTAIN OTHER HOLDERS OF CONVERTIBLE PROMISSORY NOTES OF THE COMPANY.

FATE THERAPEUTICS, INC.

CONVERTIBLE PROMISSORY NOTE

$[ ]	August [ ], 2013

FOR VALUE RECEIVED, Fate Therapeutics, Inc., a Delaware corporation (the “Company”), hereby promises to pay [INVESTOR] (the “Holder”) or its assigns, on demand made after August [    ], 20161 (the “Maturity Date”) (subject to Sections 3, 4 and 5 herein), the principal sum of [            ] ($[        ]) or such part thereof as from time to time remains outstanding, whichever is less; together with simple interest on the balance of principal remaining unpaid from time to time accruing on and from the date hereof, at an annual rate equal to two percent (2%), which interest shall continue to accrue until the outstanding principal is paid in full or converted as set forth herein. Interest shall be computed based on a three hundred sixty-five (365) day year based on actual number of days elapsed, but in no event shall the rate of interest exceed the maximum rate, if any, allowable under applicable law.

1. Payment. All payments on account of principal and interest shall be made in lawful money of the United States of America at the principal office of the Holder, or such other place as the Holder may from time to time designate in writing to the Company. All payments by the Company under this note (the “Note”) shall be applied first to the accrued interest due and payable hereunder and the remainder, if any, to the outstanding principal.

[1]	36 months from first Note issuance date.

2. Other Notes. This Note is one of several notes (together, the “Investor Notes”), which are and will be identical except as to the name of the holder thereof and the original principal amount thereof. Except as to those terms otherwise defined in this Note, all capitalized terms used in this Note shall have the respective meanings ascribed to them in that certain Note Purchase Agreement, dated as of August [    ], 2013, by and among the Company and the persons listed in the Schedule of Investors thereto (as the same may be amended, restated or modified from time to time, the “Note Purchase Agreement”).

3. Prepayment. With the consent of the holders of a majority of the aggregate principal amount of all Investor Notes then outstanding (the “Requisite Holders”), the Company may prepay this Note, without premium or penalty, in whole or in part, with accrued interest to the date of such prepayment on the amount prepaid; provided, however, that no such prepayment may be made on this Note without a simultaneous pro rata prepayment on all other outstanding Investor Notes (based on the original principal amount of each Investor Note).

4. Conversion of Note.

(a) Mandatory Conversion of Note Upon Closing of Next Qualified Financing. If this Note has not been earlier repaid in accordance with Section 1 above or previously converted in accordance with this Section 4, then upon the closing of a Next Qualified Financing (as hereinafter defined), all of the principal amount outstanding under this Note and any accrued and unpaid interest thereon (the “Outstanding Balance”) shall be converted automatically into either, at the election of the Holder: (i) that number of shares of a new series of the Company’s Preferred Stock, par value $0.001 per share (the “Preferred Stock”) issued in connection with the Next Qualified Financing (the “New Preferred Stock”) as is equal to the (a) Outstanding Balance divided by (b) a price equal to the lowest purchase price per share paid by investors at the time of the closing of such Next Qualified Financing or (ii) that number of shares of the Company’s Series C-1 Preferred Stock, par value $0.001 per share (the “Series C-1 Preferred Stock”) as is equal to the (a) Outstanding Balance divided by (b) $1.90 (as adjusted for stock splits, stock dividends, combinations and the like affecting the Series C-1 Preferred Stock) (the “Series C-1 Purchase Price”). The term “Next Qualified Financing” shall mean the Company’s issuance and sale of shares of its Preferred Stock to one or more investors in a private financing transaction following the date hereof from which the Company raises gross proceeds of $10,000,000 (excluding amounts from the conversion of the Investor Notes) and that includes at least one new investor that is not affiliated with any existing holder of Preferred Stock, Investor Notes issued by the Company pursuant to the Note Purchase Agreement or convertible promissory notes (the “Prior Notes”) issued by the Company pursuant that certain Note Purchase Agreement, dated as of June 24, 2013, by and between the Company and the investors party thereto (the “Prior Purchase Agreement”). Holders who receive New Preferred Stock shall be subject to the terms and conditions of such Next Qualified Financing, which shall include broad-based weighted-average anti-dilution protection, and shall receive registration rights, a right of first offer, a right of first refusal and co-sale rights that are no less favorable than the most favorable of such rights granted to other investors in the Next Qualified Financing.

(b) Mandatory Conversion of Note Upon Closing of a Qualified Public Offering. If this Note has not been earlier repaid in accordance with Section 1 above or previously converted in accordance with this Section 4, then upon the closing of a firm commitment underwritten initial public offering of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”) on Form S-1 (as defined in the Securities Act) in connection with which all shares of Preferred Stock and all Prior Notes issued pursuant to the terms of the Prior Purchase Agreement are converted into Common Stock (a “Qualified IPO”), the Outstanding Balance shall be converted automatically into that number of shares of Common Stock as is equal to (a) the Outstanding Balance divided by (b) the price per share to the public of the shares of Common Stock issued in the Qualified IPO; provided that in the event of any offering (other than a Qualified IPO) of the Common Stock that results in the Company becoming subject to public reporting requirements pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Outstanding Balance shall, at the election of the Holder, either (x) be converted upon the closing of such offering into that number of shares of Common Stock as is equal to (1) the Outstanding Balance divided by (2) the price per share of the Common Stock issued in such offering or (y) remain outstanding and otherwise be subject to the terms and conditions hereof. Notwithstanding the foregoing, in the event that, upon conversion of this Note in connection with a Qualified IPO, the Holder, together with its affiliates and related parties (as determined by the Holder), would hold at least fifteen percent (15%) of the Company’s outstanding Common Stock upon the closing of the Qualified IPO (the “Percentage Cap”), the Outstanding Balance shall instead convert into such number of shares of Common Stock as is equal to the Percentage Cap, and any Outstanding Balance that would result in the issuance of shares of Common Stock in excess of the Percentage Cap upon such conversion shall not be so converted (the “Remaining Balance”). If, as of the date thirty (30) days after the closing of the Qualified IPO, (i) conversion of the Remaining Balance would cause the number of shares of Common Stock then held by the Holder and its affiliates and related parties to exceed the Percentage Cap, the Company shall promptly pay any Remaining Balance in cash to the Holder or (ii) conversion of the Remaining Balance would not cause the number of shares of Common Stock then held by the Holder and its affiliates and related parties to exceed the Percentage Cap, then the Remaining Balance shall be automatically converted into that number of shares of Common Stock as is equal to the Remaining Balance divided by the price per share to the public of the shares of Common Stock issued in the Qualified IPO; provided, that at any time during the period between the closing of the Qualified IPO and the date thirty (30) days thereafter, the Holder may, upon at least five (5) business days prior written notice to the Company, elect to require all or a portion of the then-outstanding Remaining Balance to be repaid in cash, and the Company shall make such payment on or before the date requested in Holder’s notice, whereupon such Remaining Balance (or portion thereof) shall no longer be deemed outstanding or subject to any obligations of the Company hereunder.

(c) Mandatory Conversion of Note Upon a Liquidation Event. If this Note has not been earlier repaid in accordance with Section 1 above or previously converted in accordance with this Section 4, then in the event of, and effective immediately prior to the consummation of a Liquidation (as defined in the Company’s Amended and Restated Certificate of Incorporation in effect as of the date hereof (the “Restated Certificate”)), the Outstanding Balance shall either, at the election of the Holder (solely with respect to this Note), (i) be repaid in cash, or (ii) be automatically converted into that number of shares of Series C-1 Preferred Stock as is equal to (x) the Outstanding Balance divided by (y) the Series C-1 Purchase Price.

(d) Voluntary Conversion of Note. If this Note has not been earlier repaid in accordance with Section 1 above or previously converted in accordance with this Section 4, then, on or after the Maturity Date, at the written election of the Holder (solely with respect to this Note), this Note shall be converted into that number of shares of Series C-1 Preferred Stock as is equal to (x) the Outstanding Balance divided by (y) the Series C-1 Purchase Price.

(e) Conversion Procedures. The Company shall give written notice of any event triggering the conversion of this Note under this Section 4 to the Holder as soon as is practicable prior to the closing of such transaction, but in no event less than ten (10) calendar days prior to any such event. Such notice shall specify (i) the anticipated date of the closing of the event triggering conversion of this Note, (ii) the anticipated amount and type of the equity securities of the Company which may be issued upon such conversion as set forth in this Section 4, (iii) a reasonable description of the anticipated event, and (iv) the anticipated amount of cash adjustment which may be paid in respect of any fractional interest in the equity securities of the Company, if applicable (as provided in Section 4(f) hereof).

(f) Cash in Lieu of Fractional Shares. No fractional share or interest of any equity securities of the Company shall be issued upon conversion of this Note. The Company shall instead pay to the Holder of this Note a cash adjustment in respect of such fraction in an amount equal to the same fraction of the then applicable conversion price per share of such equity security.

(g) Issuance of Stock. Upon the occurrence of any conversion specified in this Section 4, the Holder shall surrender this Note at the office of the Company or of its transfer agent for the applicable amount of equity securities of the Company and cash in lieu of fractional shares. Promptly, and in no event later than three (3) business days, after the Company’s or transfer agent’s receipt of this Note so surrendered, there shall be issued and delivered to such Holder the equity securities into which the Note surrendered was convertible on the date on which such conversion occurred together with a check payable to the Holder for any cash amounts payable pursuant to Section 4(f) hereof. The Company shall not be obligated to issue the equity securities issuable upon such conversion unless the Note being converted is either delivered to the Company or any such transfer agent or the Holder notifies the Company or any such transfer agent that such certificate has been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection therewith.

(h) Cancellation of Note. Upon the payment and/or conversion of the Outstanding Balance, this Note shall be canceled.

(i) Stockholder Agreements. Contemporaneous with any conversion into Series C-1 Preferred Stock pursuant to Section 4(a) hereof and pursuant to Section 5.2 of the Note Purchase Agreement and in order to provide the Holder and the holders of the Investor Notes with substantially the same rights and obligations with respect to the shares of Series C-1 Preferred Stock as the existing holders of shares of Series C Preferred Stock, the Holder shall execute a joinder or signature page thereto and become a party to the Amended and Restated Voting Agreement, dated as of June 18, 2013, by and among the investors listed on Exhibit A thereto and the stockholders listed on Exhibit B thereto (the “Voting Agreement”), in substantially the form in effect as of the date hereof or as subsequently amended, provided that any such amendments following the date hereof do not change the terms of such Voting Agreement in any material respect. Contemporaneous with any conversion into New Preferred Stock issued in connection with a Next Qualified Financing pursuant to Section 4(a) hereof and pursuant to Section 5.2 of the Note Purchase Agreement and in order to provide the Holder and the holders of the Investor Notes with substantially the same rights and obligations with respect to the shares of New Preferred Stock as the new purchasers of New Preferred Stock in the Next Qualified Financing, the Holder shall execute a signature page and become a party to any stockholders agreement, registration rights agreement or other agreements executed by the purchasers of New Preferred Stock on terms and conditions mutually agreeable to the Company and the new purchasers in such Next Qualified Financing, if and only if such terms and conditions are reasonably acceptable to the Holder. For purposes of clarity, terms and conditions that are substantially similar to the Amended and Restated Investor Rights Agreement, dated as of June 18, 2013, by and among the investors listed on Exhibit A thereto and the stockholders listed on Exhibit B thereto, the Voting Agreement and the Amended and Restated Right of First Refusal and Co Sale Agreement, dated as of June 18, 2013, by and among the investors listed on Exhibit A thereto and the stockholders listed on Exhibit B thereto, each as in effect on the date hereof are deemed reasonably acceptable to all holders of Investor Notes, including the Holder. This Note does not by itself entitle the Holder to any voting rights or other rights as a holder of stock of the Company.

5. Default. Any of the following shall constitute an event of default under this Note:

(a) the dissolution or termination of business of the Company;

(b) any petition in bankruptcy being filed by or against Company or any proceedings in bankruptcy, insolvency or under any other laws relating to the relief of debtors, being commenced for the relief or readjustment of any indebtedness of Company, either through reorganization, composition, extension or otherwise, and which, in the case of any involuntary proceedings shall be acquiesced to by Company or shall continue for a period of sixty (60) days undismissed, undischarged or unbonded;

(c) the making by the Company of an assignment for the benefit of creditors;

(d) the appointment of a receiver of any property of the Company which shall not be vacated or removed within sixty (60) days after appointment;

(e) any material breach by the Company of the provisions of the Note Purchase Agreement or this Note or any failure whatsoever to pay any amounts under this Note when due;

(f) the issuance of any additional Investor Notes after the Closing Date (as defined in the Note Purchase Agreement) (other than any new Notes issued pursuant to Section 6 or Section 7 hereof);

(g) the Company shall (i) default in any payment of any indebtedness (other than the Note or any other Investor Note), whether of principal, interest or otherwise, in an aggregate amount in excess of $2,000,000, beyond the period of grace, if any, provided in an instrument or agreement under which such indebtedness was created; (ii) default in any material respect in the observance or performance of any agreement or condition relating to any indebtedness in an aggregate amount in excess of $2,000,000 (other than the Note or any other Investor Note) or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, and as a consequence of such default or other event or condition such indebtedness has become due and payable prior to its stated maturity; (iii) default in the payment of any Prior Note, whether of principal, interest or otherwise, beyond the period of grace, if any, provided in such Prior Note; (iv) default in the payment of any Investor Note, whether of principal, interest or otherwise, beyond the period of grace, if any, provided in such Investor Note; or (v) default in the observance or performance of any agreement or condition relating to any other Investor Note, or any other event shall occur or condition exist, and as a consequence of such default or other event or condition such Investor Note has become (or one or more persons are entitled to declare such indebtedness to be) due and payable prior to its stated maturity; or

(h) any material provision of the Note Purchase Agreement or the Note, at any time after its execution and delivery and for any reason (other than as expressly permitted hereunder or thereunder or the satisfaction in full of all the obligations hereunder and thereunder), ceases to be in full force and effect; or the Company contests in writing the validity or enforceability of any provision of the Note Purchase Agreement or the Note; or the Company denies in writing that it has any or further liability or obligation under the Note Purchase Agreement or the Note (other than as a result of repayment in full in cash of the obligations hereunder and thereunder or the full conversion of the entire Outstanding Balance of this Note in accordance with the conversion provisions of this Note, and termination of the Note), or purports in writing to revoke or rescind the Note Purchase Agreement or the Note.

After the occurrence of any such event of default, the entire outstanding amount of principal and interest of this Note may become immediately due and payable upon demand by the Requisite Holders.

6. Transfer and Exchange. The Holder may, prior to maturity thereof, surrender this Note at the principal office of the Company for transfer or exchange pursuant to the terms of Section 6.4 of the Note Purchase Agreement. Within a reasonable time after notice to the Company from Holder of its intention to make such exchange and without expense to such Holder, except for any transfer or similar tax which may be imposed on the transfer or exchange, the Company shall issue in exchange therefor another Note or Notes for the same aggregate principal amount as the unpaid principal amount of the Note so surrendered, having the same maturity and rate of interest, containing the same provisions and subject to the same terms and conditions as the Note so surrendered. Each new Note shall be made payable to such person or persons, or transferees, as Holder may designate pursuant to the terms of Section 6.4 of the Note Purchase Agreement, and such transfer or exchange shall be made in such a manner that no gain or loss of principal or interest shall result therefrom. The Company may elect not to permit a transfer of the Note if it has not obtained satisfactory assurance that such transfer: (a) is exempt from the registration requirements of, or covered by an effective registration statement under, the Securities Act of 1933, as amended, and the rules and regulations thereunder, and (b) is in compliance with all applicable state securities laws, including without limitation receipt of an opinion of counsel, which opinion shall be satisfactory to the Company.

7. New Note. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of the Note, the Company will issue a new Note, of like tenor and amount and dated the date to which interest has been paid, in lieu of such lost, stolen, destroyed or mutilated Note, and in such event the Holder agrees to indemnify and hold harmless the Company in respect of any such lost, stolen, destroyed or mutilated Note.

8. Governing Law. This Note shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of California, without regard to conflict of law principles that would result in the application of any law other than the law of the State of California.

9. Miscellaneous.

(a) All payments by the Company under this Note shall be made without set-off or counterclaim and be free and clear and without any deduction or withholding for any taxes or fees of any nature whatever, unless the obligation to make such deduction or withholding is imposed by law.

(b) No delay or omission on the part of the Holder in exercising any right under this Note shall operate as a waiver of such right or of any other right of the Holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion.

(c) The amendment or waiver of any term of this Note and the provision of notice shall be conducted pursuant to the terms of the Note Purchase Agreement.

(d) The Company and every endorser or guarantor of this Note, regardless of the time, order or place of signing, hereby waives presentment, demand, protest and notices of every kind and assents to any permitted extension of the time of payment and to the addition or release of any other party primarily or secondarily liable hereunder.

(e) The Holder agrees that no stockholder, director or officer of the Company shall have any personal liability for the repayment of this Note.

(f) This Note is and shall be subordinated to any existing or future indebtedness of the Company (other than any other Investor Notes issued pursuant to the terms of the Note Purchase Agreement or any Prior Notes issued pursuant to the terms of the Prior Purchase Agreement), including under any security interest that may be granted by the Company, to any banking institution or commercial lender pursuant to any venture debt or other secured commercial loan transaction.

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IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed by its duly authorized officer as of the date first above written.

FATE THERAPEUTICS, INC.

By:
	Name:	J. Scott Wolchko
	Title:	Chief Financial Officer

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